Exhibit 23.5

June 29, 2021

We hereby consent to the incorporation by reference in the Registration Statement on Form S-4 of Cabot Oil & Gas Corporation to be filed with the Securities and Exchange Commission on or about June 29, 2021, and in the related Joint Proxy Statement/Prospectus (collectively, the “Registration Statement”), of all references to our firm and of our report dated January 27, 2021, included in or made a part of the Annual Report on Form 10-K for the year ended December 31, 2020 of Cabot Oil & Gas Corporation. We further consent to the use of the name Miller and Lents, Ltd. under the heading “Experts” in such Registration Statement.

Yours very truly,

MILLER AND LENTS, LTD.

Texas Registered Engineering Firm No. F-1442

By:	/s/ KATIE M. REINAKER
Katie M. Reinaker, P.E.
Senior Vice President